Exhibit (a)(5)(C)

NEWS RELEASE – FINAL

LINN ENERGY ANNOUNCES AN INCREASE IN TENDER OFFER PRICE FOR ITS CLASS A COMMON STOCK AND EXTENSION TO EXPIRATION DATE

HOUSTON, January 8, 2018 – LINN Energy, Inc. (OTCQB: LNGG) (“LINN” or the “Company”) today announced it is amending the terms of its previously announced cash tender offer to increase the price at which it will purchase shares of its Class A common stock (the “shares”) to $48.00 per share from $44.00 per share. The maximum aggregate size of the tender offer remains unchanged at approximately $325 million. As a result, the number of shares the Company is offering to purchase in the tender offer has decreased to 6,770,833 shares from 7,386,364 shares, and represents approximately 8.1% of the Company’s currently outstanding Class A common stock. The closing price of the Company’s Class A common stock on the OTCQB was $41.05 per share on January 5, 2018, the last full trading day prior to the Company’s announcement of its intention to increase the purchase price for the shares in the tender offer. The closing price of the Company’s Class A common stock was $37.85 per share on December 19, 2017, the last full trading day prior to the commencement of the tender offer.

In addition, the Company has extended the tender offer. As amended, the tender offer, the proration period and withdrawal rights will now expire at 11:59 p.m., New York City time, on Monday, January 22, 2018, unless further extended or earlier terminated. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery. Payments of the tender consideration for the shares validly tendered and not withdrawn on or prior to the expiration date and accepted for purchase will be made promptly after the expiration time.

Pursuant to the tender offer, company stockholders may tender all or a portion of their shares. Stockholders will receive the purchase price in cash, subject to applicable withholding and without interest, subject to the conditions of the tender offer, including the provisions relating to proration and conditional tenders in the event that the number of shares properly tendered and not properly withdrawn exceeds 6,770,833. Full details of the terms and conditions of the tender offer are included in the Company’s Offer to Purchase and in the Letter of Transmittal relating to the tender offer, as amended, that has been distributed to stockholders and filed with the U.S. Securities and Exchange Commission (the “Commission”). Except as described in this news release, the terms of the tender offer remain the same as set forth in the Offer to Purchase and in the Letter of Transmittal.

D. F. King & Co., Inc. is acting as information agent for the tender offer. Morgan Stanley & Co. LLC is acting as dealer manager. American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

The Company’s Board of Directors has authorized the tender offer and increase in purchase price. However, none of the Company, the Company’s Board of Directors, the dealer manager, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. No person is authorized to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the tender offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s Class A common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed December 20, 2017 with the Commission in connection with the tender offer, which includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as the amendment to the Schedule TO filed January 8, 2018 with the Commission and any further amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been or will be filed with the Commission, and investors may obtain them for free from the Commission at its website (www.sec.gov); from D. F. King & Co., Inc., the information agent for the tender offer, by telephone at: (877) 297-1738 (toll-free), by email at: linn@dfking.com or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005; or from Morgan Stanley & Co. LLC, the dealer manager for the tender offer, by telephone at: (855) 483-0952 (toll-free) or in writing to: 1585 Broadway, New York, NY 10036.

FORWARD-LOOKING STATEMENTS

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company and reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company and may cause actual results to differ materially from those implied or anticipated in the forward-looking statements, including, among others, our ability to consummate the tender offer, our ability to identify and consummate strategic opportunities, our financial performance and results, availability of sufficient cash flow to execute our business plan, ability to execute planned asset sales, continued low or further declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other public filings. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT LINN ENERGY

LINN Energy, Inc. was formed in February 2017 as the reorganized successor to LINN Energy, LLC. Headquartered in Houston, Texas, the Company’s current focus is the development of the Merge/SCOOP/STACK in Oklahoma through its equity interest in Roan Resources LLC, as well as through its midstream operations in that area. Additionally, the Company is pursuing emerging horizontal opportunities in Oklahoma, North Louisiana and East Texas, while continuing to add value by efficiently operating and applying new technology to a diverse set of long-life producing assets.

CONTACT:

Thomas Belsha, Vice President — Investor Relations & Corporate Development

LINN Energy, Inc.

(281) 840-4110

ir@linnenergy.com